EXHIBIT 2.4

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

IN RE	:
:
DIRECTRIX, INC.	:	CASE NO. 02-12686 (ALG)
:
Debtor.	:	Chapter 11

ORDER CONFIRMING DEBTOR'S
FIRST AMENDED PLAN OF REORGANIZATION AS MODIFIED

The Debtor's Plan of Reorganization, dated October 28, 2003 (as thereafter modified by the Modified Plan of Reorganization dated December 9, 2003, the "Plan"), having been filed with the Court by Directrix, Inc., debtor and debtor-in-possession (the "Debtor"); and the Disclosure Statement for such Plan having been filed with the Court and transmitted to holders of Claims against and Equity Interests in the Debtor; and the hearing to consider the Plan having been held before the Court on December 9, 2003 (the "Confirmation Hearing"); after due notice to holders of Claims and Equity Interests and other parties in interest of the Plan and the Confirmation Hearing; and upon all of the proceedings had before the Court and after taking judicial notice of all appropriate papers and pleadings on file in this Chapter 11 case, and after considered proffered evidence and the arguments of counsel at the Confirmation Hearing; and after due deliberation and sufficient cause appearing therefore, the Court FINDS:

A.
This chapter 11 case was commenced by the filing of a voluntary chapter 11 petition on May 31, 2002 (the "Petition Date") by the Debtor. On July 17, 2002, the United States Trustee for the Southern District of New York appointed the Official Committee of Unsecured Creditors (the "Committee") to serve in the Debtor's Chapter 11 case.

B.
This Court has jurisdiction over this matter pursuant to 28 U.S.C. §§1334. Venue in this District for these proceedings is proper pursuant to 28 U.S.C. §§1408 and 1409. This matter involves, inter alia, the administration of the estate, the allowance and disposition of certain claims, the adjudication of the relative rights of parties, the cancellation of various pre-petition notes and equity securities and the issuance and distribution of beneficial interests in one or more trusts, the discharge of the Debtor, and other release and exculpation provisions, all as embodied in and implemented by virtue of the Plan and confirmation of the Plan. Accordingly, the matters determined herein constitute core proceedings under 28 U.S.C. §§157(b)(2)(A), (B), (L), and (O), without limitation.

C.	Since the Petition Date, the Debtor operated its business and managed its properties as a debtor in possession pursuant to 11 U.S.C. §§1107 and 1108.
D.	The Debtor is a corporation duly organized and operating under the laws of the State of Delaware.
E.
The Debtor filed its Plan, along with an accompanying Disclosure Statement (the "Disclosure Statement") on October 28, 2003. On October 31, 2003, the Court entered an order (the "Disclosure Statement Order") (a) approving the Disclosure Statement, (b) approving certain notices, (c) scheduling the Confirmation Hearing, (d) setting the record date for voting, (e) setting the voting deadline, (f) approving the form of the Ballots, (g) approving the procedures for filing objections to confirmation, and (h) setting the confirmation objection deadline.

F.
As set forth in affidavits of service, the Plan, Disclosure Statement, the official ballots for voting for or against confirmation of the Plan by holders of Claims in Classes 2 and 4 (collectively, the "Ballots") and certain Plan related notices were duly and timely served upon the known members or potential members of all impaired Classes in accordance with the Disclosure Statement Order.

G.	Such notice constitutes adequate and sufficient notice of the Plan, the voting deadline, the objection deadline, and the Confirmation Hearing, and no other or further notice is or shall be required.
H.
The Modifications of the October 28, 2003 Plan have been agreed to by the Debtor, its Pre-Petition Secured Lenders, the Post-Petition Secured Lenders, and the Official Unsecured Creditors' Committee (the "Committee"), and are incorporated into the Plan by means of the redlined version of the Plan annexed hereto, as Exhibit A, (the " "Plan"). Such changes are approved as nonmaterial and nonsubstantive under section 1127 of the Bankruptcy Code; in addition, all the members of Class 2 represented by Winstead Sechrest & Minick P.C. have consented to the Modifications such that the Modifications are deemed fully consented to by all members of  Class 4. In any case there is no need to resolicit acceptances or rejections from any Class on account of Modifications. All holders of Claims that accepted the Plan prior to the Modifications and other changes authorized and directed herein are hereby deemed to have accepted the Plan as modified by the Modifications and this Order.

I.	A timely filed, served and properly formatted objection to confirmation of the Plan was the limited objection submitted by Mintz, Levin, Cohn, Ferris, Glovsky, & Popeo, P.C. on behalf of the Committee. The objections of Mintz, Levin, Cohn, Ferris, Glovsky, & Popeo, P.C were withdrawn in view of concessions by the Debtor described in Exhibit A and the fact that the plan is now feasible as the monies necessary for confirmation to pay the Administration Claims including the Administration Claims for Professional Fees will be available by the Effective Date below.

J.
New Frontier Media, Inc. ("NOOF") and Colorado Satellite Broadcasting, Inc. ("CSB") objected to Confirmation of the Plan. Their objection was resolved by the stipulation approved by the Court on December 19, 2003,  the terms of which in their entirety are incorporated herein.

K.
Loral SpaceCom Corporation ("Loral") objected to Confirmation of the Plan (the "Loral Objection"). The Loral Objection was withdrawn in view of concessions by the Debtor reflected in the ~~Modifi~~e~~d~~ Plan as modified, a blacklined copy of which is annexed hereto as Exhibit A.

L.
New York State Department of Taxation and Finance ("NYDT") informally objected to Confirmation of the Plan. The NYDT objection was never formalized with the Court and is now deemed withdrawn in view of concessions by the Debtor described in the Plan, Exhibit A

M.	All other objections, formal and informal, which may have been filed or deemed filed have either been withdrawn or are hereby overruled.
N.	After the conclusion of all voting, the allowed Ballots are hereby officially tallied as follows:

Class	For/Against (Numerosity)	% Accepting (Numerosity)	For/Against (Claim Amt.)	% Accepting (Claim Amt.)	For/Against (Schedule Amt.)	% Accepting (Schedule Amt.)	Class Vote Result
Class 2	8/0	100%	$3,847,791.56/$0	100%	$3,742,550/$0	100%	Accepts
Class 4	18/1	94.7%	$11,834,254.89/$0	100%	$12,600,367.10/$0	100%	Accepts

O. The Plan complies with the applicable provisions of Title 11, United States Code (the "Bankruptcy Code"), thereby satisfying §1129(a)(1) of the Bankruptcy Code and as required by Bankruptcy Rule 3016(a), the Plan is dated and identifies the Debtor as proponent. Without limitation:

a.	The Plan complies with all applicable provisions of §§1122, 1123, and 1124 of the Bankruptcy Code.
b.	The solicitation of acceptances or rejections has been conducted pursuant to and in compliance with §§1125 and 1145 of the Bankruptcy Code.
c.
Specifically, in addition to Administrative Claims (referred to for convenience as "Administrative Claims") and Priority Tax Claims (referred to for convenience as "Priority Tax Claims"), which need not be formally classified, the Plan designates Classes 1-4 (Claims) and Class 5 (Equity Interests), each as defined in the Plan. Classes are appropriately designated as impaired or unimpaired, as the case may be. The Claims or Equity Interests placed in each such Class are substantially similar to other Claims or Equity Interests, as the case may be, in such Class. The classification scheme of the Plan complies with §§1122 and 1123(a) of the Bankruptcy Code.

d.	The Plan provides adequate and proper means for its implementation, thereby satisfying §1123(a)(5) or 1123(a)(6) of the Bankruptcy Code.
e.	The Plan's provisions with respect to the designation, selection, and appointment of the trustee of the Trust are consistent with the interests of the holders of Claims and Equity Interests, thereby satisfying §1123(a)(7) of the Bankruptcy Code.

P.
The Plan proponent has complied with all applicable provisions of the Bankruptcy Code, thereby satisfying §1129(a)(2) of the Bankruptcy Code. Specifically, the Debtor is a proper debtor under §109 of the Bankruptcy Code, and has properly complied with the Bankruptcy Code and applicable rules in propounding the Plan and Disclosure Statement and in soliciting and tabulating votes on the Plan.

Q.	The Plan has been proposed in good faith and not by any means forbidden by law, thereby satisfying §1129(a)(3) of the Bankruptcy Code.
R.
Any payments made or to be made by the Debtor for services or for costs and expenses in or in connection with the Debtor's chapter 11 case or in connection with the Plan and incident to such chapter 11 case have been approved by, or are subject to the approval of, this Court as to reasonableness, thereby satisfying §1129(a)(4) of the Bankruptcy Code.

S.
The Plan provides the same treatment for each Claim or Equity Interest of a particular class, unless the holder of a particular Claim or Equity Interest has agreed to a less favorable treatment. A reasonable basis exists for classification of Claims and Equity Interests in the Plan. Claims and Equity Interests within each Class are substantially similar.

T.
The identity and affiliation of any individual proposed to serve, after confirmation of the Plan, as a trustee of the Trust have been disclosed prior to or in connection with confirmation of the Plan, thereby satisfying §1129(a)(5)(A)(i) of the Bankruptcy Code. The assumption of office of such trustee is consistent with the interests of creditors and equity security holders and with public policy, thereby satisfying §1129(a)(5)(A)(ii) of the Bankruptcy Code. The identity of any insider that will be employed or retained by the Trust and the nature of any compensation for each such insider has been disclosed prior to or in connection with confirmation of the Plan, thereby satisfying §1129(a)(5)(B) of the Bankruptcy Code. Kenneth R. Levine shall be the Trustee. Kenneth R. Levine had no relationship to the Debtor. As per Section 8.01 and 8.02 of the Plan, J. Roger Faherty, Mark Egan and Rafi Attar are directors of the Reorganized Debtor and J. Roger Faherty is an officer of the Reorganized Debtor. Mark Egan was a director of the Debtor. Attar was affiliated with Woodco Funding which manages investments of various people who were officers and/or directors of the Debtor.

U.
Without limitation, the following are hereby determined to be ready, willing, able, qualified, and appropriate persons for appointment:

a.    for the Trust, Kenneth R. Levine as Trustee, effective as of the Effective Date of the Plan.

V.	The Plan does not propose to change or alter any rates which are under the authority of any governmental regulatory commission, thereby satisfying §1129(a)(6) of the Bankruptcy Code.
W.	With respect to each impaired Class of Claims, each holder of a Claim in such impaired Class has either accepted the Plan or will receive or retain, under the Plan on account of such Claim, property of a value, as of the Effective Date (as defined in the Plan), that is not less than the amount that such holder would receive or retain if the Debtor was liquidated under chapter 7 of the Bankruptcy Code on such date, thereby satisfying §1129(a)(7) of the Bankruptcy Code.

X.	§ 1111(b)(2) of the Bankruptcy Code does not apply to the Claims in any Class.
Y.
Each creditor Class of the Plan that is impaired has accepted the Plan. Without limitation, Classes 2 and 4 are impaired under the Plan and have accepted the Plan pursuant to the criteria of §1126 of the Bankruptcy Code. Equity Interests Class 5 is deemed to reject the Plan. The value of the Debtor's assets are less than the total value of its debts and liabilities. Thus, equity holders are not entitled to any consideration under the Plan.

Z.	No impaired class, holder of an impaired Claim, or holder of an impaired Equity Interest is discriminated against unfairly under the Plan.
AA.
Except to the extent that the holder of a particular Claim has agreed to a different treatment of such claim, the Plan provides that (a) as to each Claim of a kind specified in §507(a)(1) or 507(a)(2) of the Bankruptcy Code, the holder of such Claim will receive on account of such Claim, on the Effective Date of the Plan, cash equal to the allowed amount of such Claim, thereby satisfying §1129(a)(9)(A) of the Bankruptcy Code or (b) with respect to a Class of Claims of a kind specified in §507(a)(3), 507(a)(4), 507(a)(5), 507(a)(6), 507(a)(7) or 507(a)(8) of the Bankruptcy Code, each holder of a Claim in such Class will receive treatment comporting with the provisions of §1129(a)(9) of the Bankruptcy Code.

BB.
At least one Class of Claims impaired under the Plan has accepted the Plan, determined without including any acceptances of the Plan by any insider. 11 U.S.C. §1129(a)(10). Without limitation, this criteria is satisfied by the acceptances of each of Classes 2 and 4 of the Plan.

CC.
Confirmation of the Plan is not likely to be followed by the liquidation of the Debtor or the need for further reorganization of the Debtor, other than any liquidation or reorganization proposed in the Plan and, accordingly, the requirements of §1129(a)(11) of the Bankruptcy Code are satisfied.

DD.
 All fees payable under 28 U.S.C. §1930, as determined by this Bankruptcy Court, have been paid or the Plan provides for the payment of all such fees on the Effective Date of the Plan, in satisfaction of §1129(a)(12) of the Bankruptcy Code. Such fees will continue to be paid until entry of a Final Decree or as otherwise required under applicable law.

	EE.	The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of Section 5 of the Securities Act of 1933.
FF.
 The Debtor and, to the extent applicable, the Committee, the members of the Committee, the Pre-Petition Secured Lenders, the Post-Petition Lenders, the D&O Releasees (as defined in the Plan), and their respective professionals have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and are entitled to the protections afforded by §1125(e) of the Bankruptcy Code with respect to all of their activity relating to solicitation of acceptances for the Plan.

	II.	The Court may properly retain jurisdiction over the matters set forth in Article XIV of the Plan.
	JJ.	This Bankruptcy Court adopts the findings announced on the record on December 9, 2003. As appropriate, all findings of fact are conclusions of law, and vice versa. Based upon the foregoing findings of fact and conclusions of law:

1.	IT IS ACCORDINGLY ORDERED that the Plan is hereby confirmed pursuant to §1129 of the Bankruptcy Code. All objections to confirmation have been withdrawn or are hereby overruled.
2.
IT IS FURTHER ORDERED that, the conformed version of the entire Plan reflecting all corrections and changes in and to the Plan authorized herein is the clean text version of the marked version attached hereto as Exhibit "A".

3.
IT IS FURTHER ORDERED that pursuant to §1141 of the Bankruptcy Code, effective as of the Effective Date, and except as expressly provided in the Plan or in this Confirmation Order, the provisions of the Plan (including the exhibits thereto) and other documents and agreements executed pursuant to the Plan are hereby approved and, together with this Confirmation Order, shall be binding on the Debtor and all holders of Claims against and Equity Interests in the Debtor, whether or not impaired under the Plan and whether or not, if impaired, such holders have accepted the Plan.

4.
IT IS FURTHER ORDERED that the rejection by the Debtor of all executory contracts and unexpired leases not expressly assumed by separate or prior order, not the subject of a current motion to assume or reject that remains outstanding, or not otherwise reserved to a further hearing is hereby approved, provided that a separate notice of rejection is provided to each party to each such rejected contract or lease. Without limitation, no executory contracts or unexpired leases are being assumed by the Reorganized Debtor.

5.
IT IS FURTHER ORDERED that on and as of the Effective Date, all property of the Debtor's estate is and shall be vested in the Trust, or the Reorganized Debtor, as applicable and as specified in the Plan.

6.	IT IS FURTHER ORDERED that all Equity Interests and other equity interests in the Debtor (but not the Reorganized Debtor) determined as of the Effective Date are canceled.
10.
IT IS FURTHER ORDERED that pursuant to §1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of any security, or the making or delivery of any instrument of transfer for any assets or property under the Plan, may not be taxed under any law imposing a stamp tax, transfer tax, or similar tax.

11.
IT IS FURTHER ORDERED that, pursuant to §1142 of the Bankruptcy Code, the Debtor, the Reorganized Debtor, the Trust, the Trustee, and their respective officers, directors, agents, servants, representatives, attorneys, and employees and all other necessary parties are authorized and empowered, and are hereby directed, to execute and deliver, file, and record, as appropriate, the Plan and to take any and all other actions and perform such acts that may be necessary or desirable to comply with the terms and conditions of the Plan or to consummate or implement the Plan and this Confirmation Order and the transactions contemplated thereby and hereby, all without further application to or order of the Court

12.	IT IS FURTHER ORDERED that Kenneth R. Levine is hereby appointed as Trustee of the Trust referenced in the Plan to perform all appropriate functions of his office.

13.
IT IS FURTHER ORDERED that the Debtor, the Reorganized Debtor and the Trustee are authorized, empowered and directed, pursuant to applicable state, corporate and/or trust laws to take any and all actions that may be necessary or desirable to comply with the terms and conditions of the Plan or to consummate or implement the Plan or this Confirmation Order.

14.
IT IS FURTHER ORDERED that all final fee applications of professionals seeking compensation shall be filed on or before January 19, 2004, provided that notice of this deadline is given promptly to all affected persons.

15.
IT IS FURTHER ORDERED that February 2, 2004 is hereby fixed as the Administrative Bar Date, which is the last day to file and serve upon the Debtor and the Trustee any and all motions or applications for payment of Administrative Claims (as defined in the Plan) other than Fee Claims, which will be noticed to all persons who may have an administrative claim against the Debtor as well as all persons identified in paragraph 32 below.

16.
IT IS FURTHER ORDERED that, if the rejection of an executory contract or an unexpired lease of any Debtor results in damages to any non-debtor party to such contract or lease, a Claim for such damages shall be forever barred and shall not be enforceable unless a Proof of Claim is filed with the Court and served upon the Debtor and the Trustee, no later than 30 days after notice of rejection of the contract is provided to such party and its counsel, if know, and notice is also given of the deadline to file claims.

17.
IT IS FURTHER ORDERED that any pleading, notice or other document required by the Plan or this Order to be served on or delivered to the Debtor and the Trustee, as the case may be, shall be sent by first class U.S. mail, postage prepaid to:

If to the Pre-Effective Date:	With a copy to:
Debtor:

Directrix, Inc PO Box 106 Spring Lake, NJ 07762 Attention: J. Roger Faherty	Harris D. Leinwand, Esq 9 East 40th Street - 12th Floor New York, New York 10016 (212) 481-6757 (fax)

If to the Trust:

Kenneth R. Levine 1776 Broadway - Suite 1403 New York, NY 10019

19.
IT IS FURTHER ORDERED that nothing in the Plan or in this Confirmation Order shall be construed to deprive any taxing authorities of any statutory liens which may inure to the benefit of such taxing authorities to secure payment of any Claim for taxes.

20.
IT IS FURTHER ORDERED that the exculpation and release provisions of Article XIII of the Plan granting exculpation of or releases to any individual shall not be construed to release such individual from his or her liability, if any, for any unpaid state or local taxes under applicable non-bankruptcy state law.

21.
IT IS FURTHER ORDERED that, subject to section 13.04a of the Plan, the releases and exculpation provisions contained in Article XIII of the Plan are hereby authorized, approved and binding to the extent set forth in the Plan. Moreover, the discharge provision set forth in Section 13.01 of the Plan and the injunction provision set forth in Section 13.05 of the Plan are not intended, shall not be construed, and shall not operate to bar the United States from exercising its police and regulatory powers.

24.
IT IS FURTHER ORDERED that the discharge and release of Claims against the Debtor set forth herein and in Article XHI of the Plan shall neither diminish nor impair the enforceability of any of the insurance policies which provided insurance coverage to the Debtor and certain other persons, including without limitation coverage regarding the indemnity and reimbursement of directors and officers of the Debtor purchased by or on behalf of the Debtor or other person, including past and present officers and directors of the Debtor, and which may cover Claims against the Debtor and claims against such other persons.

25.	IT IS FURTHER ORDERED that on and after the Effective Date, the Debtor will be fully and finally discharged of any obligation on a disallowed Claim or Equity Interest.
26.
IT IS FURTHER ORDERED that except for Allowed Claims, and unless otherwise provided in the Plan or this Order, on the Effective Date, (a) all "Avoidance Actions," as defined in the Plan and (b) all other claims and causes of action of the Debtor or the Debtor's Estate against any person as of the Confirmation Date shall be preserved, transferred, and assigned to, and vested in, the Trust as set forth more fully in the Plan, including without limitation Article VII and Section 15.01 thereof.

27.
IT IS FURTHER ORDERED that pursuant to 28 U.S.C. §§1334 and 157, this Court shall retain exclusive jurisdiction of all matters arising in, arising under, and related to the chapter 11 case and the Plan, including the matters specified in Article XIV of the Plan.

28.	IT IS FURTHER ORDERED that the classification of Claims and Equity Interests for purposes of distributions to be made under the Plan shall be governed solely by the terms of the Plan.
30.
IT IS FURTHER ORDERED that except as provided in the Plan, on the Effective Date, any judgment at any time obtained, to the extent that such judgment is a determination of liability of the Debtor with respect to any debt or Claim discharged hereunder, is rendered null and void.

31.	IT IS FURTHER ORDERED that unless otherwise provided in the Plan or by order of this Court, all injunctions or automatic stays provided for in the case pursuant to §105 of the Bankruptcy Code, if any, or §362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date shall remain in full force and effect until the Effective Date.
32.	IT IS FURTHER ORDERED that, a notice of the entry of this Order, ~~th~~e ~~occurr~~e~~nc~~e ~~of th~~e ~~Eff~~e~~ctiv~~e ~~Dat~~e~~,~~ and of the deadline(s) for filing and serving Administrative Claims, Claims arising from the rejection of executory contracts or unexpired leases, and professional fee Claims shall promptly be served on parties in interest as required by Rule 2002(f) of the Rules of Bankruptcy Procedure.
34.	IT IS FURTHER ORDERED that Harris D. Leinwand is authorized to issue a check for $8,750.26 to the Debtor from the escrow account held by Harris D. Leinwand as attorney for the Debtor established pursuant to an earlier order entered on or about October 2, 2002 in this case, to reimburse the Debtor for the funds it wired to Bankruptcy Services LLC for copying and mailing the Solicitation Package.
36.	IT IS FURTHER ORDERED that Harris D. Leinwand is authorized to issue a check for up to $2,000 to Bankruptcy Services LLC or another entity for copying and mailing the annexed notice of entry combined with notice of administration bar date, from the escrow account held by Harris D. Leinwand as attorney for the Debtor established Pursuant to an earlier order entered on or about October 2, 2002 in this case.
37.	IT IS FURTHER ORDERED that, where appropriate, the findings of fact and conclusions of law contained hereinabove shall also have the force of decretal paragraphs and the foregoing decretal paragraphs shall also have the force of findings of fact, conclusions of law, or both, as appropriate.
38.
IT IS FURTHER ORDERED that the provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent. The failure specifically to include or reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of this Court that the Plan be confirmed in its entirety. If there is any direct conflict between the Plan and this Confirmation Order, the terms of this Confirmation Order shall control.

39.	IT IS FURTHER ORDERED that this Order shall be, and hereby is declared to be in recordable form and shall be accepted by any filing or recording officer or authority of any applicable governmental unit for filing and recording purposes without further or additional orders, certifications or other supporting documents.

It is so Ordered, this 19th day of December, 2003.

/s/Allan L. Gropper
HONORABLE D. ALLAN J. GROPPER UNITED STATES BANKRUPTCY JUDGE